Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Transition Period Ended March 31	Year Ended December 31
	2013	2012	2011	2010	2009	2008
	(Dollars in thousands)
Earnings available to cover fixed charges	$(4,086)	$(10,569)	$(4,376)	$(1,339)	$(872)	$(98)
Fixed charges	71	1,106	2,075	167	4	—

Ratio of earnings to fixed charges	—	—	—	—	—	—
Calculation of earnings available:
Net loss	$(16,120)	$(43,553)	$(4,383)	$(1,339)	$(872)	$(98)
Fixed charges	12,034	32,984	7	—	—	—

Earnings (loss) available to cover fixed charges	$(4,086)	$(10,569)	$(4,376)	$(1,339)	$(872)	$(98)

Calculation of fixed charges:
Interest expense	$71	$210	$887	$167	4	—
Amortization of debt discount	—	896	1,188	—	—	—

Total Fixed Charges	$71	$1,106	$2,075	$167	4	—